FOR IMMEDIATE RELEASE

AutoChina International Reports 2011 Second and Third Quarter Financial Results;
Files Restated 2011 First Quarter Financial Results

Shijiazhuang, Hebei Province, China – December 29, 2011 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, today reported its second quarter financial results ended June 30, 2011, and third quarter and nine month financial results ended September 30, 2011 (see attached tables). AutoChina also filed restated financial results for the first quarter ended March 31, 2011.

Q2 2011 Financial Highlights
•	Total revenues of $185.8 million, a decrease of 7.2% from $200.3 million in the prior-year period
•	Adjusted net income excludes any non-cash charges from the Earn-out Share Provision, see “Non-GAAP Financial Measures” below) of $13.6 million, compared to adjusted net income of $10.9 million
•	Adjusted EBITDA of $23.7 million, compared to $19.2 million

Q3 2011 Financial Highlights
•	Total revenues of $168.6 million, an increase of 18.9% compared to $141.8 million in the prior-year period
•	Adjusted net income of $11.9 million, compared to adjusted net income of $9.4 million
•	Adjusted EBITDA of $21.8 million, compared to $19.0 million

Nine Month Financial Highlights
•	Total revenues of $490.7 million, an increase of 6.2% compared to $462.2 million in the prior-year period
•	Adjusted net income of $36.6 million, compared to adjusted net income of $26.6 million
•	Adjusted EBITDA of $63.8 million, compared to $50.9 million

Operational Highlights and Guidance
•	3,446 commercial vehicles leased in the second quarter of 2011, and 3,126 in the third quarter of 2011
•	9,131 commercial vehicles leased for the nine-month period
•	Expects to lease between 10,000 and 12,000 vehicles in 2011; operate at least 500 stores by the end of 2011
•	Company continues to expand geographic base and service offerings, sees continued margin expansion

Company Provides Financial Guidance for Year Ending December 31, 2011
•	Expects revenues of between $575 million and $625 million
•	Expects adjusted net income of between $37 million and $42 million

Corporate Update
Since October 4, 2011, the Company’s shares have been suspended from trading on Nasdaq and have traded on the OTC Pink market.  On December 1, 2011, the Company appeared before a Nasdaq hearing panel to appeal the suspension.  AutoChina continues to work with its advisors and legal counsel in supplying the panel with any requested information.  There is no assurance that the Company will succeed in appealing Nasdaq’s delisting determination.

AutoChina International Ltd. December 29, 2011	Page 2

Operational Review
The Company leased 3,446 commercial vehicles in the second quarter of 2011, compared to 4,130 in the second quarter of 2010, and 3,126 commercial vehicles in the third quarter of 2011, compared to 2,849 in the third quarter of 2010.

AutoChina’s commercial vehicle sales, servicing, leasing and support business has recorded 9,131 new leases in the first nine months of 2011, compared to 9,485 new leases in the first nine months of 2010.  The Company continues to maintain a low default rate, as AutoChina realized losses in lease-to-own loans on 110 vehicles, or 1.2%, for loss and accidents during the nine months ended September 30, 2011. There were 27, or 0.3%, such losses recognized in the nine months ended September 30, 2010. The Company expects to lease between 10,000 and 12,000 vehicles in 2011.

AutoChina also continues to make progress with its value-added services (diesel, tires, parts and insurance and secondhand commercial vehicle financing) programs. Revenues from value-added services totaled $3.4 million and $0.8 million during the nine months ended September 30, 2011 and 2010, respectively.  These value-added services generate a much higher margin for the Company than its traditional sales-type leasing program.

The Company recognizes the revenue from membership fees during the term of its customer’s lease as lease revenue.  AutoChina also charges service and support fees on a monthly basis when the services are rendered. Once the lease term ends (in June of 2010 the leases for its first customers began ending), a customer will be able to elect to continue to participate in the Company’s service and support network, and AutoChina will also charge service and support fees on a monthly basis when the services are rendered. As of September 30, 2011, there were 1,243 vehicles that continued to generate revenue from services rendered after the termination of the sales-type lease, representing a retention rate of approximately 32.4%. AutoChina is hopeful that as it continues to broaden its geographic footprint and expand its service offering its retention rate will improve in future periods.

Company Continues Nationwide Expansion
During the second quarter of 2011, the Company opened 36 new commercial vehicle financing and service centers, and 31 during the third quarter of 2011.  At September 30, 2011, AutoChina owned and operated 385 commercial vehicle financing centers in 25 provinces or provincial-level regions across China, compared to 218 at September 30, 2010. The Company now operates commercial vehicle financing and service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China.

AutoChina expects to operate at least 500 stores by the end of 2011.

Financial Review - Restatement
The Company previously announced that it would be restating its financial statements to recognize a derivative liability relating to the Earn-out Share Provision (“Earn-out”), which was part of its initial business combination in 2009.  This correction in accounting treatment of the Earn-out results in a new liability being reported on the balance sheet, with changes in the valuation of this liability appearing on the income statement as non-cash adjustments.

The Company today filed with the Securities and Exchange Commission (“SEC”) a Form 6-K/A furnishing restated 2011 first quarter financial results.  The restated results included an adjustment for the change in the fair value of the Earn-out obligation for the quarter ended March 31, 2011, (which resulted in a loss of $38.4 million for the quarter) and the effect of such adjustment.  The Company also filed two separate Form 6-Ks describing its financial results in detail for the second and third quarter of 2011.

AutoChina International Ltd. December 29, 2011	Page 3

The Company has cancelled the Earn-out for 2011, 2012, and 2013 and has fulfilled the terms of the Earn-out for 2010 by issuing 3,923,153 Earn-out shares to Honest Best Int’l Ltd., the sole shareholder of the target acquired in the initial business combination and an entity affiliated with AutoChina’s founder, Chairman, and Chief Executive Officer Mr. Yong Hui Li.

2011 Second Quarter Financial Review
•
The Company reported revenues for the 2011 second quarter of $185.8 million, compared to $200.3 million in the second quarter of 2010.  The Company reported $161.8 million in commercial vehicle revenues, and $24.0 million, or 12.9% of revenues, related to finance and insurance (which includes value-added services).

•
Gross margin increased to 15.6% for the three months ended June 30, 2011, from 11.6% for the prior-year period.  The Company’s cost of sales during the period totaled $156.9 million, with an average cost per commercial vehicle of $45,500.  AutoChina typically records margin of between 3-5% on the initial sale of a commercial vehicle; therefore the increase in gross margin is primarily due to the growing contribution from finance and insurance income throughout the term of the sales-type lease.

•
Net loss for the period was $1.6 million, or $0.07 per share based on a 23.5 million diluted weighted average number of shares, as compared to net income of $8.8 million, or $0.44 earnings per share based on a 20.2 million diluted weighted average number of shares, for the second quarter of 2010.  The net loss resulted from the significant increase of loss on change in fair value of the Earn-out obligation, which was partially offset by the increase in profits generated from the finance and insurance revenue and improved gross profit margin.

•
Adjusted net income was $13.6 million, a 24.7% increase compared to adjusted net income of $10.9 million for the second quarter of 2010.  A table reconciling adjusted net (loss)/income to net (loss)/income can be found in at the end of this press release.

•
Adjusted EBITDA for the quarter ended June 30, 2011, increased to $23.7 million, from $19.2 million in the prior-year quarter.  A table reconciling Adjusted EBITDA to net income can be found at the end of this press release.

2011 Third Quarter Financial Review
•
The Company reported revenues for the 2011 third quarter ended September 30, 2011, of $168.6 million, an 18.9% increase compared to the $141.8 million reported in the third quarter of 2010.  The Company reported $143.7 million in commercial vehicle revenues, and $24.9 million, or 14.8% of revenues, related to finance and insurance.

•
Gross margin increased to 17.1% for the three months ended September 30, 2011, from 16.2% for the prior-year period.  The Company’s cost of sales during the period totaled $139.9 million, with an average cost per commercial vehicle of $44,700.  The increase of cost per vehicle was due to changes in customer demand and the resulting sales mix trending towards higher-priced vehicles.

•
Net income in the three months ended September 30, 2011, was $48.2 million, or $2.05 earnings per share based on 23.5 million diluted weighted average shares outstanding, as compared to net income of $8.6 million, or $0.42 earnings per share based on 20.3 million diluted weighted average shares outstanding, in the three months ended September 30, 2010.  The increase of net income primarily resulted from the significant increase of gain on change in fair value of the Earn-out obligation, the increase in profits generated from the finance and insurance revenue, and improved gross profit margin.

•	Adjusted net income was $11.9 million, a 25.9% increase compared to adjusted net income of $9.4 million for the third quarter of 2010.

AutoChina International Ltd. December 29, 2011	Page 4

•	Adjusted EBITDA for the quarter ended September 30, 2011, increased to $21.8 million, from $19.0 million in the prior-year quarter.

Nine Month Financial Review
•
The Company reported revenues for the first nine months of 2011 of $490.7 million, an increase of 6.2% compared to $462.2 million for the same period of 2010.  The Company reported $422.2 million in sales of its commercial vehicles, and $68.5 million, or 14.0% of sales, related to finance and insurance.  The increase in finance and insurance revenue is due to an increase in the total leasing customer base compared to the prior period.

•
The Company’s gross profit was $80.9 million in the nine months ended September 30, 2011, representing a gross margin of 16.5%, an increase from gross margin of 13.5% for the same period in 2010, which is primarily due to the increased number of outstanding leasing contracts signed, which increased the contribution to the monthly amortized finance and insurance income.

•
Net income in the nine months ended September 30, 2011, was $19.3 million, or $0.81 earnings per share based on 23.6 million diluted weighted average shares outstanding, compared to a net loss of $58.7 million, or $3.26 loss per share based on 18.0 million diluted weighted average shares outstanding, in the nine months ended September 30, 2010.  This was primarily due to the impact of loss on change in fair value of the Earn-out obligation, increase in profits generated from the finance and insurance revenue, and improved gross profit margin.

•	Adjusted net income was $36.6 million, a 37.2% increase from the adjusted net income of $26.6 million for the first nine months of 2010.

•	Adjusted EBITDA for the first nine months of 2011 increased to $63.8 million, from $50.9 million in the prior-year period.

Balance Sheet Highlights
At September 30, 2011, AutoChina’s cash and cash equivalents (not including restricted cash) were $53.0 million, working capital was $126.1 million, total debt was $290.6 million (including due to affiliates and accounts payable, related parties), and stockholders’ equity was $279.7 million, compared to $30.9 million, $127.4 million, $326.6 million (includes $73.1 million in Earn-out obligation), and $156.8 million, respectively, at December 31, 2010.

Management Comments
Mr. Li stated, “Though the past year has been challenging on a corporate level, AutoChina remains committed to our employees, customers, and shareholders. We continue to focus on methods to further evolve our business.  In addition to providing flexible lease options, we are also enhancing our service offering, including expanding the sale-leaseback program. This program allows new and existing AutoChina customers who need to generate funding quickly to pay the sale-leaseback over time and better manage their cash flow.  We also established a Company-owned insurance agency in October 2011 for the purpose of conducting a motor vehicle insurance agency business in the future. We plan to commence the motor vehicle insurance agency business in the first quarter of 2012.  Although we have encountered a general slowdown from the robust heavy-truck sales growth of 2010, we expect that China’s continuing economic development will continue to drive demand for commercial vehicles in the future.  Our entire Company is focusing on what has made AutoChina successful since its founding—reliably and efficiently providing a nationwide sales and support network for our customers in China. We believe our value proposition to these small business owners provides cost efficiencies that are valued in this economic climate.  Thanks to the support of our employees, vendors, and customers, we expect to continue providing quality service to our clientele and growth in the future.  We again thank all of AutoChina’s loyal shareholders for their support over the past year.”

AutoChina International Ltd. December 29, 2011	Page 5

Outlook for 2011
AutoChina reiterates its previously adjusted financial guidance for 2011. The Company believes revenue from its commercial vehicle sales, servicing, leasing and support business will be between $575 million and $625 million and adjusted net income of between $37 million and $42 million.

Estimated Financial Results
(unaudited) ($ in millions)
	For the year ended December 31, 2011	For the year ended December 31, 2010
Total Revenue	$575 - $625	$618.1
Adjusted Net Income	$37 - $42	$37.5

About AutoChina International Limited:
AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   As of September 30, 2011, the Company owned and operated 385 commercial vehicle financing centers in 25 provinces or provincial-level regions across China; and primarily provides sales-type leasing and support services for local customers.  The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

AutoChina International Ltd. December 29, 2011	Page 6

CONTACT
At the Company
Jason Wang
Chief Financial Officer
(858) 997-0680 / jcwang@autochinaintl.com

Investor Relations
The Equity Group Inc.
Carolyne Yu
Account Executive
(212) 836-9610 / cyu@equityny.com

Adam Prior
Vice President
(212) 836-9606 / aprior@equityny.com

AutoChina International Ltd. December 29, 2011	Page 7

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
		As Restated		As Restated
Revenues
Commercial vehicles	$161,843	$186,187	$278,485	$296,685
Finance and insurance	23,964	14,092	43,555	23,699
Agency service, related parties	—	41	—	41
Total revenues	185,807	200,320	322,040	320,425

Cost of sales
Commercial vehicles	29,057	168,006	61,188	270,159
Commercial vehicles, related parties	127,832	9,034	208,700	10,882
Total cost of sales	156,889	177,040	269,888	281,041

Gross profit	28,918	23,280	52,152	39,384

Operating expenses
Selling and marketing	1,786	1,253	3,532	2,468
General and administrative	6,118	3,876	10,447	7,100
Interest expense	3,972	2,313	7,295	3,925
Interest expense, related parties	681	1,753	1,324	3,652
Other income, net	(1,464)	(81)	(2,064)	(202)
Total operating expenses	11,093	9,114	20,534	16,943

Income from operations	17,825	14,166	31,618	22,441

Other income (expense)
Loss on change in fair value of earn-out obligation	(15,200)	(2,100)	(53,600)	(84,400)
Interest income	34	—	57	413
Other income (expense), net	(15,166)	(2,100)	(53,543)	(83,987)

Income (loss) before income taxes	2,659	12,066	(21,925)	(61,546)

Income tax provision	4,237	3,235	7,030	5,677

Net (loss) income	$(1,578)	8,831	(28,955)	(67,223)
Foreign currency translation adjustment	4,056	1,053	5,244	1,046

Comprehensive income (loss)	$2,478	$9,884	$(23,711)	$(66,177)
(Loss) earnings per share
Basic	$(0.07)	$0.45	$(1.23)	$(3.92)
Diluted	$(0.07)	$0.44	$(1.23)	$(3.92)

Weighted average shares outstanding
Basic	23,538,919	19,679,866	23,538,919	17,161,143
Diluted	23,538,919	20,174,841	23,538,919	17,161,143

AutoChina International Ltd. December 29, 2011	Page 8

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
		As Restated		As Restated
Revenues
Commercial vehicles	$143,711	$124,780	$422,196	$421,465
Finance and insurance	24,923	16,588	68,478	40,287
Agency service, related parties	—	401	—	442
Total revenues	168,634	141,769	490,674	462,194

Cost of sales
Commercial vehicles	28,937	104,015	90,125	369,818
Commercial vehicles, related parties	110,922	14,741	319,622	29,979
Total cost of sales	139,859	118,756	409,747	399,797
Gross profit	28,775	23,013	80,927	62,397

Operating expenses
Selling and marketing	2,170	1,307	5,702	3,775
General and administrative	6,702	4,575	17,149	11,675
Interest expense	4,468	3,331	11,763	7,256
Interest expense, related parties	647	1,717	1,971	5,369
Other income, net	(755)	(734)	(2,819)	(936)
Total operating expenses	13,232	10,196	33,766	27,139

Income from operations	15,543	12,817	47,161	35,258

Other income (expense)
Gain (loss) on change in fair value of earn-out obligation	36,300	(900)	(17,300)	(85,300)
Interest income	38	33	95	446
Other income (expense), net	36,338	(867)	(17,205)	(84,854)

Income (loss) before income taxes	51,881	11,950	29,956	(49,596)

Income tax provision	3,663	3,387	10,693	9,064

Net income (loss)	$48,218	8,563	19,263	(58,660)
Foreign currency translation adjustment	6,022	2,309	11,266	3,335

Comprehensive income (loss)	$54,240	$10,872	$30,529	$(55,325)
Earnings (loss) per share
Basic	$2.05	$0.44	$0.82	$(3.26)
Diluted	$2.05	$0.42	$0.81	$(3.26)

Weighted average shares outstanding
Basic	23,538,919	19,678,162	23,538,919	18,009,369
Diluted	23,538,919	20,283,329	23,640,196	18,009,369

AutoChina International Ltd. December 29, 2011	Page 9

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)
	Sept. 30,	December 31,
	2011	2010
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$53,015	$30,931
Restricted cash	3,937	—
Accounts receivable, net of provision for doubtful debts of $2,713 and $1,464 respectively	29,335	22,101
Inventories	2,136	1,412
Deposits for inventories	255	1,004
Prepaid expenses and other current assets	11,643	8,113
Prepaid expenses, related parties	—	604
Due from an affiliate	—	9,000
Current maturities of net investment in sales-type leases, net of provision for doubtful debts of $261 and $281, respectively	346,650	282,108
Total current assets	446,971	355,273

Property, equipment and leasehold improvements, net	3,270	2,669
Deferred income tax assets	804	259
Net investment in sales-type leases, net of current maturities	149,515	142,005

Total assets	$600,560	$500,206

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	$164,959	$117,485
Current maturities of long-term borrowings	44,060	—
Trade notes payable	9,835	—
Accounts payable	5,357	911
Accounts payable, related parties	5,586	16,202
Other payables and accrued liabilities	13,812	7,425
Due to affiliates	66,164	77,295
Customer deposits	1,787	1,198
Income tax payable	3,427	7,147
Deferred income tax liabilities	5,900	192
Total current liabilities	320,887	227,855

Long term debt
Long-term borrowings	—	42,485
Earn-out obligation	—	73,100
Total liabilities	320,887	343,440
Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued and outstanding – 19,615,766 shares at September 30, 2011 and December 31, 2010, respectively	20	20
Additional paid-in capital	379,020	286,642
Statutory reserves	6,272	6,272
Accumulated other comprehensive income	18,833	7,567
Accumulated losses	(124,472)	(143,735)
Total equity	279,673	156,766

Total liabilities and equity	$600,560	$500,206

AutoChina International Ltd. December 29, 2011	Page 10

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(in thousands)
	Nine months ended September 30,
	2011	2010
		As Restated

Net cash used in operating activities	$(1,132)	$(187,657)

Cash flow from investing activities:
Purchase of property, equipment and leasehold improvements	(1,369)	(741)
Increase in restricted cash	(3,847)	(8,150)
Repayment of due from an affiliate	9,000	—
Decrease in security deposits	—	(9,000)

Net cash provided by (used in) investing activities	3,784	(17,891)

Cash flow from financing activities:
Proceeds from borrowings	154,814	189,813
Repayments of borrowings	(112,778)	(42,589)
Proceeds from affiliates for debt	398,466	170,105
Repayment to affiliates	(411,598)	(159,602)
Increase in accounts payable, related parties	319,623	256,451
Repayment to accounts payable, related parties	(330,599)	(296,724)
Issue of shares on exercise of warrants	—	10,296
Issue of shares for cash, net of offering costs of $3,758	—	66,242
Share repurchase	—	(689)

Net cash provided by financing activities	17,928	193,303

Net cash provided by (used in) operating, investing and financing activities	20,580	(12,245)

Effect of foreign currency translation on cash	1,504	3,309

Net increase in cash and cash equivalents	22,084	(8,936)

Cash and cash equivalents, beginning of the period	30,931	36,768

Cash and cash equivalents, end of the period	$53,015	$27,832

Supplemental disclosure of cash flow information:
Interest paid	$10,551	$12,493

Income taxes paid	$9,195	$5,774
Non-cash transaction:

Reclassification from liability of the obligation to issue shares for the amendments of earn-out provision to equity	$90,400	$—

AutoChina International Ltd. December 29, 2011	Page 11

Non-GAAP Financial Measures ($ in 000s)

A reconciliation of Adjusted Net Income to net income is provided below:

	Three Months Ended		Three Months Ended		Nine Months Ended
	June 30,		September 30,		September 30,
	2011	2010	2011	2010	2011	2010

Net income (loss)	$(1,578)	$8,831	$48,218	$8,563	$19,263	$(58,660)

Gain (loss) on change in fair value of earn-out obligation	(15,200)	(2,100)	36,300	(900)	(17,300)	(85,300)

Adjusted Net Income	$13,622	$10,931	$11,918	$9,463	$36,563	$26,640

A reconciliation of Adjusted EBITDA to net income is provided below:

	Three Months Ended June 30,		Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010	2011	2010

Net income (loss)	$(1,578)	$8,831	$48,218	$8,563	$19,263	$(58,660)

Interest expenses	4,653	4,066	5,115	5,048	13,734	12,625

Interest income	(34)	—	(38)	(33)	(95)	(446)

Income tax provision	4,237	3,235	3,663	3,387	10,693	9,064

Gain (loss) on change in fair value of earn-out obligation	(15,200)	(2,100)	36,300	(900)	(17,300)	(85,300)

Stock-based compensation	930	729	901	850	1,978	2,314

Depreciation & Amort.	319	236	256	239	881	690

Adjusted EBITDA	$23,727	$19,197	$21,815	$18,954	$63,754	$50,887

USE OF NON-GAAP MEASURES
AutoChina defines Adjusted Net Income as net income (loss) before gain (loss) on change in fair value of earn-out obligation and Adjusted EBITDA as net income before interest expense, income taxes, depreciation and amortization, as well as certain other adjustments, including Gain (loss) on change in fair value of earn-out obligation, stock-based compensation and accretion of stock repurchase obligations.  Adjusted Net Income and Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure.  Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted Net Income and Adjusted EBITDA, and the material limitations of therein.  Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure.  Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of these non-GAAP financial measures is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted Net Income and Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted Net Income and Adjusted EBITDA using the same consistent method from quarter to quarter.  The accompanying table has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.